UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 1
to
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

EAGLE BROADBAND, INC.
(Exact name of registrant as specified in its charter)

Texas	3663	76-0494995
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

101 Courageous Drive
League City, Texas 77573-3925
(281) 538-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David Micek	Copies to:
President & Chief Executive Officer	Jeffrey A. Adams, Esq.
Eagle Broadband, Inc.	Eagle Broadband, Inc.
101 Courageous Drive	101 Courageous Drive
League City, Texas 77573-3925	League City, Texas 77573-3925
(281) 538-6000	(281) 538-6000
(Name, address, including zip code, and telephone
number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

We have filed a registration statement relating to these securities with the Securities and Exchange Commission. We will amend and complete the information in this prospectus. The information in this prospectus is not complete and may be changed. The selling shareholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated April ____, 2006

Prospectus

EAGLE BROADBAND, INC.

24,180,556 Shares of common stock

This prospectus relates to the offer and sale from time to time of up to 24,180,556 shares of our common stock for the account of the shareholder named in this prospectus.

The prices at which the selling shareholder may sell these shares will be determined by the prevailing market price for shares of our common stock or in negotiated transactions. We will not receive any of the proceeds from the sale of these shares by the selling shareholder, although we may receive proceeds of up to $246,750 from the exercise of the warrants by the selling shareholder.

Our common stock is listed on the American Stock Exchange under the symbol “EAG.” On April 17, 2006, the last sales price of our common stock as reported on the American Stock Exchange was $0.07 per share. We have applied to have the shares of common stock offered pursuant to this prospectus approved for trading on the American Stock Exchange.

The selling shareholder, Dutchess Private Equities Fund, L.P., is an underwriter within the meaning of the Securities Act of 1933, as amended.

We have retained the services of Instream Partners LLC to be our placement agent in connection with the equity line of credit. Instream Partners LLC is a member of the NASD.

Investing in our common stock involves a high degree of risk. You should consider carefully the risk factors beginning on page 4 of this prospectus before making a decision to purchase our stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April ___, 2006.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell and we are not seeking an offer to buy these securities in any jurisdiction where this offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements subject to the “safe harbor” legislation appearing at Section 27A of the Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”). We make “forward-looking statements” throughout this prospectus. Whenever you read a statement that is not solely a statement of historical fact (such as when we use words such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “will,” “would,” “could,” “likely” and other similar words, phrases or statements), you should understand that our expectations may not be correct, although we believe they are reasonable. We do not guarantee that the transactions and events described in this prospectus will happen as described or that any positive trends noted in the prospectus will continue. The forward-looking information contained in this prospectus is generally located under the headings “Our Business” and “Risk Factors,” but may be found in other locations as well. These forward-looking statements generally relate to our strategies, plans, objectives and expectations for future operations and are based upon management’s reasonable beliefs or estimates of future results or trends. You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. We will not update these forward-looking statements, even if our situation changes in the future.

Specific factors that might cause actual results to differ from our expectations or may affect the value of our securities include, but are not limited to:

•	our ability to develop and introduce innovative products;
•	our ability to gain and maintain market acceptance for our new products and to satisfy consumer preferences;
•	our ability to protect our existing intellectual property rights and to adequately secure and enforce rights for new proprietary technology;
•	cancellation or lack of market acceptance of our recurring-revenue contracts;
•	risks of competition in our existing and future markets;
•	the failure to obtain or maintain or delays in obtaining any necessary regulatory approvals or licenses for our products;
•	our liquidity constraints; and
•	the other risks described in “Risk Factors” or elsewhere in this prospectus, and in our reports on Forms 10-K, 10-Q and 8-K filed from time-to-time with the SEC.

All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

PROSPECTUS SUMMARY

The following summary highlights selected information from this prospectus and does not contain all of the information that you should consider before investing in our common stock. This prospectus contains information regarding our businesses and detailed financial information. You should carefully read this entire prospectus, including the historical financial statements and related notes, before making an investment decision.

In this prospectus, “Eagle Broadband, Inc.,” the “Company,” “we,” “us” or “our” refer to Eagle Broadband, Inc., a Texas corporation, and its subsidiaries, except where otherwise indicated or required by context.

The Company

We are a provider of broadband, Internet Protocol (IP) and communications technology and services that aim to create new revenue opportunities for broadband providers and enhance communications for government, military and corporate customers. We leverage years of proven experience delivering advanced IP-based broadband services to provide service provider partners with a way to deliver advanced entertainment, communications and security services to their customers. Our product offerings include IPTVComplete™, a fast, low cost way for broadband providers to deliver competitive IP video services; the MediaPro line of standard and high definition IP set-top boxes that enable broadband providers and hotel operators to maximize revenues by delivering advanced interactive entertainment services; and the SatMAX™ satellite communications system that provides civilian government, military, homeland security and corporate customers with reliable, non-line-of-sight, satellite-based voice and data communications from any location on Earth.

The Company was incorporated in May 1993 and we changed our name in February 2002 to Eagle Broadband, Inc. Our principal place of business is located at 101 Courageous Drive, League City, Texas 77573, our telephone number is (281) 538-6000 and our website is www.eaglebroadband.com. Except for any documents that are incorporated by reference into this prospectus that may be accessed from our website, the information available on or through our website is not part of this prospectus.

The Dutchess Transaction

In February 2006, we entered into a financing arrangement with Dutchess Private Equities Fund, L.P. (“Dutchess”). In March 2006, we amended certain of our agreements with Dutchess. Dutchess funded $447,500 on February 10, 2006, and we received an additional $375,000 on February 16, 2006.

We also may receive up to $5,000,000 pursuant to an equity line of credit with Dutchess beginning shortly after the effectiveness of this registration statement and extending over 36 months. We are not obligated to request the entire $5,000,000. The actual number of shares that we may issue pursuant to the equity line of credit is not determinable as it is based on the market price of our common stock from time to time and the number of shares we desire to put to Dutchess.

Based on our closing stock price of $0.07 on April 17, 2006, and by applying the 7% discount, the maximum number of shares that could be issued under a $5,000,000 equity line of credit would be 76,804,916 shares. Currently, our Articles of Incorporation authorize us to issue up to 350,000,000 shares. As of the date of this prospectus, 303,330,506 shares are issued and outstanding and approximately 22,500,000 additional shares are reserved for issuance under our Employee Stock Option Plan and other agreements, leaving approximately 24,200,000 shares available for issuance. On April 18, 2006, our shareholders approved an amendment to our Articles of Incorporation to effect a 1-for-35 reverse stock split, which, when effected, will increase the number of shares available for us to issue. (See Recent Developments below.) With the exception of the 350,000,000 shares we are authorized to issue pursuant to our Articles of Incorporation, all shares amounts presented in this prospectus are presented on a pre-reverse split basis, and such share amounts will be adjusted proportionately upon the effectiveness of the reverse stock split.

We may issue 2,741,667 shares if Dutchess exercises the warrants. We also may issue 9,138,889 shares if Dutchess converts the debenture.

If we draw down on the equity line of credit, more shares will be sold into the market by Dutchess. These additional shares could cause our stock price to drop. In turn, if the stock price drops and we make more drawdowns on the equity line of credit, more shares will come into the market which could cause a further drop in the stock price. You should be aware that there is an inverse relationship between our stock price and the number of shares to be issued pursuant to the equity line of credit. If our stock price declines, we will be required to issue a greater number of shares under the equity line of credit. We have no obligation to utilize the full amount available under the equity line of credit.

The Offering

Outstanding Common Stock before this Offering:	303,330,506 shares (as of April 17, 2006)

Number of shares offered for resale:	Up to 24,180,556 shares

Outstanding Common Stock after this Offering:	327,511,062 shares (if all offered shares are sold)

Offering price:	Determined at the time of sale by the selling shareholder.

Proceeds:	We will not receive any proceeds from the sale of the common stock offered by the selling shareholder that may be sold pursuant to this prospectus. However, we may receive proceeds of up to $246,750 from the exercise of the warrants, and $5,000,000 if we draw down the full amount of the equity line of credit. We received an additional $375,000 when we filed this registration statement in connection with the terms of the debenture.

Risks:	We face risks in operating our business, including risks that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition and operating results. See “Risk Factors” on Page 4 and other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Recent Developments

On April 18, 2006, our shareholders approved an amendment to our Articles of Incorporation to effect a 1-for-35 reverse stock split, which, when effected, will decrease our outstanding shares to 8,666,586 shares. Since the reverse stock split will not decrease the number of shares we are authorized to issue (350,000,000 shares), the reverse stock split will effectively increase the number of shares available for issuance to approximately 341 million shares.

Our shareholders also approved the issuance of more than 20% of our outstanding shares in connection with the equity line of credit, the convertible debenture and warrant agreement, and approved the issuance of more than 20% of our outstanding shares in connection with the settlement agreement entered into with The Tail Wind Fund Ltd, discussed below.

On February 15, 2006, we entered into a settlement agreement with The Tail Wind Fund Ltd. (“Tail Wind”) to settle a lawsuit filed by Tail Wind in June 2004 against us and our subsidiary, Link-Two Communications, Inc. As we previously reported, Tail Wind claimed the company breached several agreements and sought damages of approximately $25 million. As of August 31, 2005, the end of our fiscal year, we had accrued $5 million in expenses for this lawsuit. This amount is included in accrued expenses in our August 31, 2005 consolidated balance sheet filed with our Annual Report on Form 10-K for the year ended August 31, 2005.

The settlement is for an aggregate amount of $5 million, payable in a combination of cash, stock and convertible notes as follows:

•	A cash payment of $100,000 on March 1, 2006.
•	A promissory note in the amount of $400,000, payable in 24 equal monthly installments beginning April 3, 2006.
•
Subject to the approval of an increase in the company’s authorized shares by our shareholders and listing approval by the American Stock Exchange, the issuance of shares of our common stock in an amount equal to $1,750,000.

•	The issuance of a convertible promissory note (“Convertible Note A”) in the original principal amount of $1,000,000, due March 1, 2008, and convertible into shares of our common stock.
•	The issuance of a convertible promissory note (“Convertible Note B”) in the original principal amount of $1,750,000, due March 1, 2008, and convertible into shares of our common stock.

Detailed information regarding the settlement agreement may be found in the Form 8-K we filed on February 16, 2006, which is incorporated by reference in this prospectus.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. If any of the following risks actually occur, our business could be harmed. The value of our stock could decline, and you may lose all or part of your investment. Further, this prospectus contains forward-looking statements and actual results may differ significantly from the results contemplated by such forward-looking statements.

RISKS RELATED TO OUR BUSINESS

Our business strategy focuses on the marketing and sale of three core product offerings which may not be commercially successful.

We seek to execute our business strategy by realigning staff and resources to concentrate on the sales of these products. Therefore, there can be no assurances that the Company will be successful in marketing these products, or that customers will ultimately purchase our products. Failure to have commercial success from the sale of these products will negatively impact our financial condition.

We have a history of operating losses and may never achieve profitability.

From inception through February 28, 2006, we have incurred an accumulated deficit in the amount of $220,822,000. For the quarter ended February 28, 2006, we incurred losses from operations in the amount of $4,072,000. We anticipate that we will incur losses from operations for the foreseeable future. Our future revenues may never exceed operating expenses, thereby making the continued viability of our Company dependent upon raising additional capital.

As we have not generated positive cash flow from operations, our ability to continue operations is dependent on our ability to either begin to generate positive cash flow from operations or our ability to raise capital from outside sources.

We have not generated positive cash flow from operations and have relied on external sources of capital to fund operations. At February 28, 2006, we had approximately $1,142,000 in cash, cash equivalents and securities available for sale, and a working capital deficit of approximately $8,572,000. Our net cash used by operations for the quarter ended February 28, 2006, was approximately $3,899,000.

In August 2005, we sold 30,000,000 shares of our common stock for net proceeds of $3,766,500 in a private placement. We are utilizing these proceeds along with our cash and cash equivalents to fund operations.

We currently do not have credit facilities available with financial institutions or other third parties, and historically have relied upon best efforts third-party funding. Though we have been successful at raising capital on a best efforts basis in the past, we can provide no assurance that we will be successful in any future best-efforts financing endeavors. We may need to continue to rely upon financing from external sources to fund our operations for the foreseeable future. If we are unable to raise sufficient capital from external sources to fund our operations, we may need to sell assets to meet working capital needs or curtail operations.

We have been named a defendant in certain lawsuits, which if determined adversely, could harm our ability to fund operations.

Eagle and its subsidiaries have been named as defendants in certain lawsuits in which the plaintiffs are seeking substantial damages, including the following:

•
Cornell Capital Partners, LP v. Eagle Broadband. In July 2003, Cornell Capital sued Eagle Broadband alleging breach of contract, common law fraud, state and federal securities fraud, and negligent misrepresentation. Cornell also alleged that Eagle defaulted on a convertible debenture for failing to timely register the shares of common stock underlying the convertible debenture and is seeking to accelerate the maturity date of the debenture. In November 2003, the principal balance of the debenture was repaid, although the suit remains outstanding. Cornell claims damages of approximately $1 million. Eagle asserted counterclaims against Cornell for fraud and breach of contract in the amount of $2 million. On March 28, 2006, the court ruled in favor of Cornell on certain claims, granting Cornell’s motion for partial summary judgment on its breach of contract claim and denying all of Eagle’s counterclaims. The court ruled in favor of Eagle on other claims, granting Eagle’s motion for summary judgment on Cornell’s claims of common law fraud, state and federal securities fraud, and negligent misrepresentation.

•
State of Florida Dept. of Environmental Protection v. Reco-Tricote, Inc., and Southwest Tire Recycling Inc., currently known as Clearworks.net, Inc. The Florida EPA sued Clearworks.net presenting claims for recovery costs and penalties for a waste tire processing facility. The suit seeks recovery of costs and penalties in a sum in excess of $1,000,000, attorneys’ fees and court costs. Clearworks denies the claims and intends to vigorously contest all claims in this case and to enforce its indemnification rights against the principals of Southwest Tire Recycling.

We intend to vigorously defend these and other lawsuits and claims against us. However, we cannot predict the outcome of these lawsuits, as well as other legal proceedings and claims with certainty. An adverse resolution of any one pending lawsuit could substantially harm our ability to fund operations.

Our future revenues are not predictable.

In 2005, management determined to further focus marketing efforts on the Company’s IPTVComplete product, the MediaPro IP set-top boxes and SatMAX satellite communications systems. Historical revenues should not be viewed as indicative of any future revenues since future revenues will be dependant upon the market acceptance of our core product offerings.

Our business is subject to many factors that could cause quarterly or annual operating results to fluctuate and our stock price to be volatile.

Our quarterly and annual operating results have fluctuated in the past and may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. If our quarterly or annual operating results do not meet the expectations of investors, the trading price of our common stock could decline. Some of the factors that could affect our quarterly or annual operating results include:

•	the timing and amount of, or cancellation or rescheduling of, orders for our products;
•	our ability to develop, introduce, ship and support certain products;
•	announcements, new product introductions and reductions in price of products offered by our competitors;
•	our ability to control costs;
•	the loss of one or more of our major customers or a significant reduction in orders from those customers;
•	increased competition, particularly from larger, better capitalized competitors;
•	fluctuations in demand for our products and services; and
•	market conditions specifically and economic conditions generally.

We rely heavily on third-party suppliers for the material components for our products and supply shortages could cause delays in manufacturing and delivering products which could reduce our revenues.

We rely upon unaffiliated suppliers for the material components and parts used to assemble our products. Most parts and components purchased from suppliers are available from multiple sources. We have not experienced significant supply shortages in the past and we believe that we will be able to continue to obtain most required components and parts from multiple suppliers. However, the lack of availability of certain components could require a major redesign of our products and could result in production and delivery delays, which could reduce revenues from product sales.

Because our industry is rapidly evolving, if we are unable to adapt or adjust our products to new technologies, our ability to compete and operate profitably may be significantly impaired.

The design, development, and manufacturing of IP, broadband, entertainment and communications products are highly competitive and characterized by rapid technology changes. We compete with products and technologies from a number of other companies. Development by others of new or improved products or technologies may make our products obsolete or less competitive. While we believe that our products are based on advanced technologies, our products may become obsolete in the future or we may not be able to develop a commercial market for our products in response to future technology advances and developments. The inability to develop new products or adapt our current products to new technologies could impact our financial condition.

Approximately 24% of our total assets are comprised of intangible assets including goodwill, contract rights, customer relationships and other intangible assets which are subject to review on a periodic basis to determine whether an impairment on these assets is required. An impairment would not only greatly diminish our assets, but would also require us to record a significant charge against our earnings.

We are required under generally accepted accounting principles to review our intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. At the fiscal year ended August 31, 2002, Eagle determined that $37,565,000 of goodwill associated with the acquisition of Clearworks.net, Inc. was impaired. At the fiscal year ended August 31, 2003, management determined that a $7,611,000 non-cash impairment charge was necessary against realigned operations and the discontinued sale of low margin commodity products, residential and commercial structured wiring operations and the withdrawal from an Austin, Texas area broadband services development. Included in the impairment was the write down of goodwill of $1,878,000 associated with the acquisition of Comtel. At the fiscal year ended August 31, 2004, management assessed the fair value of the intangible assets and concluded that the goodwill and other intangible assets valuations were at an amount greater than the current carrying and other intangible assets value. At the fiscal year ended August 31, 2005, management determined an impairment charge of $23,912,668 existed for the intangible assets of contract rights, customer relationships and other intangible assets primarily attributable to the BDS assets acquired in the January 2001 merger of Clearworks.net, Inc. At February 28, 2006, our intangible assets, including goodwill, were approximately $8.5 million. If management determines that impairment exists, we will be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill is determined.

Our business relies on our use of proprietary technology. Asserting, defending and maintaining intellectual property rights is difficult and costly and the failure to do so could harm our ability to compete and to fund our operations.

We rely, to a significant extent, on trade secrets, confidentiality agreements and other contractual provisions to protect our proprietary technology. In the event we become involved in defending or pursuing intellectual property litigation, such action may increase our costs and divert management’s time and attention from our business. In addition to costly litigation and diversion of management’s time, any potential intellectual property litigation could force us to take specific actions, including:

•	cease selling products that use the challenged intellectual property;
•	obtain from the owner of the infringed intellectual property a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or
•	redesign those products that use infringing intellectual property.

We compete with many companies that are larger and possess greater capital resources than we do, and our growth and profitability are dependent on our ability to compete with these entities.

We face competition from many entities with significantly greater financial resources, well-established brand names, and larger customer bases. We may become subject to severe price competition for our products and services as companies seek to enter our industry or current competitors attempt to gain market share. We expect competition to intensify in the future and expect significant competition from other companies and technology providers. If we are unable to make or keep our products competitively priced and attain a market share in the markets in which our products compete, our sales may suffer which could impact our financial condition.

A system failure could delay or interrupt our ability to provide products or services and could increase our costs and reduce our revenues.

Certain parts of our operations are dependent upon our ability to support a complex network infrastructure. Many of our customers are dependent on an uninterrupted supply of services. Any damage or failure that causes interruptions in our operations could result in loss of these customers. To date, we have not experienced any significant interruptions or delays which have affected our ability to provide products and services to our clients. Because our headquarters and some of our infrastructure are located in the Texas Gulf Coast area, there is a likelihood that our operations may be effected by hurricanes or tropical storms, tornados, or flooding. Although we maintain redundant systems in north Houston, Texas, which allow us to operate our networks on a temporary basis, the occurrence of a natural disaster, operational disruption or other unanticipated problem could cause interruptions in the services we provide and impair our ability to generate revenue and achieve profitability.

Our industry is highly regulated, and new government regulation could hurt our ability to timely introduce new products and technologies.

Our broadband and communications products are regulated by federal, state, and local governments. We are generally required to obtain regulatory approvals in connection with providing television services. For example, the cable and satellite television industry is regulated by Congress and the Federal Communications Commission, and various legislative and regulatory proposals under consideration from time to time may affect the way we design our products. New laws or regulations may harm our ability to timely introduce new products and technologies, which could decrease our revenues by shortening the life cycle of a product.

RISKS RELATED TO THE DUTCHESS AGREEMENTS

Under the convertible debenture, Dutchess has the option of converting the debenture into shares of our common stock. Dutchess may also exercise their stock purchase warrant. If the debenture is converted or the warrant exercised, there will be dilution of your shares of our common stock.

The issuance of shares of our common stock upon conversion of the debenture or exercise of the warrant will result in the dilution to the interests of other holders of our common stock. The principal amount of the debenture plus accrued interest may be converted at the option of the Dutchess into shares of our common stock at a fixed conversion price equal to $0.09 per share, and the warrant may be exercised at a price of $0.09 per share.

There are 12,300,000 shares underlying the equity line of credit that are being registered in this prospectus and the sale of these shares could depress the market price of our common stock.

The sale by Dutchess into the public market of the 12,300,000 shares being registered under the equity line of credit could depress the market price of our common stock. As of April 17, 2006, we had 303,330,506 shares of common stock issued and outstanding. We are registering 24,180,556 shares of common stock pursuant to this registration statement, of which up to 12,300,000 are reserved for issuance pursuant to the equity line of credit.

Assuming we utilize the maximum amount available under the equity line of credit, existing shareholders could experience substantial dilution upon the issuance of the shares.

Our equity line of credit with Dutchess contemplates the potential future issuance and sale of up to $5,000,000 of our common stock to Dutchess subject to certain restrictions and obligations. The following is an example of the number of shares that could be issued at various prices assuming we utilize the maximum amount available under the equity line of credit. These examples assume issuance at a current market price of $0.07 per share and at 10%, 25% and 50% below $0.09 per share.

The following table should be read in conjunction with the footnotes immediately following the table. While this information assumes we utilize the maximum amount available under the equity line of credit, we are only registering 12,300,000 shares for the equity line in the registration statement of which this prospectus is a part.

Percent below current market price	Price per share (1)	Number of shares issuable (2)	Shares outstanding (3)	Percent of outstanding shares (4)
0%	$0.0651	76,804,916	380,135,422	20.20%
10%	$0.0586	85,324,232	388,654,738	21.95%
25%	$0.0488	102,459,016	405,789,522	25.25%
50%	$0.0326	153,374,233	456,704,739	33.58%

(1)	Represents purchase prices equal to 93% of $0.07, the closing price of our common stock on April 17, 2006, and potential reductions thereof of 10%, 25% and 50%.
(2)
Represents the number of shares issuable if the entire $5,000,000 under the equity line of credit was drawn down at the indicated purchase prices. Currently, our Articles of Incorporation only authorize the issuance of up to 350,000,000 shares, of which approximately 22,500,000 are reserved for issuance under our Employee Stock Option Plan and other agreements. On April 18, 2006, our shareholders approved a 1-for-35 reverse stock split, which, when effected, will increase the available number of shares we are authorized to issue to approximately 341 million shares. (See Recent Developments above.) Until such reverse stock split is effected, however, we cannot issue more than approximately 24,200,000 shares. Therefore, we are only registering a total of 24,180,556 shares under the registration statement of which this prospectus is a part, 12,300,000 of which pertain to the equity line of credit.

(3)	Based on 303,330,506 common shares issued and outstanding on April 17, 2006.
(4)
Percentage of the total outstanding common stock after the issuance of the shares indicated, without considering any contractual restriction on the number of shares the selling shareholder may own at any point in time or other restrictions on the number of shares we may issue.

The lower the stock price, the greater the number of shares issuable under the equity line of credit, which could contribute to the future decline of our stock price and dilute existing shareholders’ equity and voting rights.

The number of shares that Dutchess will receive under its agreement with us is calculated based upon the market price of our common stock prevailing at the time of each drawdown request. The lower the market price, the greater the number of shares issuable under the agreement. Upon issuance of the shares, to the extent that Dutchess will attempt to sell the shares into the market, these sales could further reduce the market price of our common stock. This in turn will increase the number of shares issuable under the agreement. This could lead to lower market prices and a greater number of shares to be issued. A larger number of shares issuable at a discount in a declining market could expose our shareholders to greater dilution and a reduction of the value of their investment.

RISKS RELATED TO OUR COMMON STOCK

Our stock price has been volatile in the past, and shareholders face the possibility of future fluctuations in the price of our common stock.

The market price of our common stock may experience fluctuations that are unrelated to our operating performance. During 2005, the highest sales price of our common stock was $0.69 per share, and the lowest sales price was $0.09 per share. The market price of our common stock has been volatile in the last 12 months and may continue to be volatile in the future.

THE DUTCHESS TRANSACTION

Investment Agreement

The nature of the investment agreement is commonly known as an equity line of credit. The maximum amount we may raise under the equity line is $5,000,000, provided we register enough shares to raise this amount. We are not obligated to request the entire $5,000,000. Over a period of 36 months, we may periodically deliver new issue shares of our common stock to Dutchess, which then delivers cash to us based on a price per share tied to the current market price of our common stock. The actual number of shares that we may issue subject to the investment agreement is not determinable as it is based on the market price of our common stock from time to time.

During the 36-month period, we may request a drawdown on the equity line of credit by delivering a “put notice” to Dutchess stating the dollar amount of shares we intend to sell to Dutchess. The purchase price Dutchess is required to pay for the shares is equal to 93% of the “market price.” The “market price” is equal to the lowest closing best bid price during the pricing period. The pricing period is the five-trading-day period beginning on the day Dutchess receives a drawdown request from us, if the request is received by Dutchess before 9:00 a.m. EST. Otherwise, the pricing period begins on the trading day following the date Dutchess receives a drawdown request from us. The amount we may request in a given drawdown is, at our election, either (i) 200% of the average daily U.S. market trading volume of our common stock for the 10 trading days prior to the request multiplied by the average of the three daily closing best bid prices immediately preceding our request, or (ii) $500,000.

Sample Put Amount Calculation and Purchase Price Calculation

The calculation below assumes a put notice date of April 7, 2006. Set forth below is a trading summary of our common stock for the period March 24, 2006 through April 17, 2006, the 10 trading days immediately prior to April 7, 2006, and the five trading days immediately following April 7, 2006.

Date	Closing Bid Price	Volume
24-Mar-06	0.07	2,524,000
27-Mar-06	0.07	2,741,300
28-Mar-06	0.07	1,865,500
29-Mar-06	0.07	3,262,400
30-Mar-06	0.07	2,078,300
31-Mar-06	0.08	14,888,700
03-Apr-06	0.08	3,821,100
04-Apr-06	0.07	1,475,700
05-Apr-06	0.08	1,742,700
06-Apr-06	0.07	2,124,500
07-Apr-06	0.07	3,839,400
10-Apr-06	0.07	2,480,800
11-Apr-06	0.07	2,526,700
12-Apr-06	0.07	2,209,300
13-Apr-06	0.06	2,573,900
17-Apr-06	0.06	1,571,900

The average daily volume for the 10 trading days prior to April 7, 2006, is 3,439,970 shares; 200% of this average is 6,879,940. The average of the three daily closing bid prices immediately prior to April 7, 2006 is $0.0733, resulting in a put amount of $504,529. Thus, on April 7, 2006, we could have requested a put amount of either $504,529 or $500,000.

The purchase price Dutchess would pay for the shares would be equal to 93% of the lowest closing best bid price during the five trading day period following April 7, 2006, which in this example is $0.06, resulting in a purchase price of $0.0558 per share.

Conditions to Dutchess’s Obligation to Purchase Shares

We are not entitled to request a drawdown unless each of the following conditions is satisfied:

(i) a registration statement is and remains effective for the resale of securities in connection with the equity line of credit;

(ii) at all times during the period between our request for a drawdown and its subsequent funding, our common stock is listed on its principal market and shall not have been suspended from trading thereon for a period of two consecutive trading days;

(iii) we have complied with our obligations and are otherwise not in breach or default of any agreement related to the equity line of credit;

(iv) no injunction shall have been issued and remain in force, or action commenced by a governmental authority which has not been stayed or abandoned, prohibiting the purchase or the issuance of securities in connection with the equity line of credit;

(v) the issuance of the securities in connection with the equity line of credit will not violate any shareholder approval requirements of the principal market;

If any of the events described in clauses (i) through (v) above occurs after we make a drawdown request, then Dutchess shall have no obligation to fund that drawdown.

The equity line of credit will be suspended if (i) the trading of our common stock is suspended by the SEC, the American Stock Exchange or the NASD for a period of two consecutive trading days, or (ii) our common stock ceases to be registered under the Exchange Act of 1934 or listed or traded on the American Stock Exchange. The equity line of credit terminates when Dutchess has purchased an aggregate of $5,000,000 of our common stock or 36 months after the registration statement of which this prospectus is a part is declared effective.

On March 20, 2006, we and Dutchess agreed to cancel the February 10, 2006 Investment Agreement and execute a new Investment Agreement. The amendment removed a provision pursuant to which Dutchess could recover certain amounts from us in the event Dutchess covered a sale transaction by purchasing shares in an open market transaction, which Dutchess anticipated to cover by using shares represented by a put notice, due to the fact the shares represented by such put notice became restricted or otherwise were no longer free trading for any reason.

Equity Line of Credit Registration Rights Agreement

Under this registration rights agreement, we agreed to file a registration statement to register the common stock underlying the equity line of credit. We also agreed not to file any other registration statement for other securities until 30 days after the equity line of credit registration statement becomes effective, with the exception that we are allowed to register shares issuable pursuant to a settlement agreement with The Tail Wind Fund Ltd., provided such registration statement is filed no earlier than May 2, 2006.

Subscription Agreement

This is the subscription agreement by which Dutchess purchased the debenture from us for $822,500. Dutchess funded $447,500 upon signing and $375,000 upon the filing of the registration statement. We have agreed to notify Dutchess upon the occurrence of any of the following events in respect of the registration statement or related prospectus covering the common stock underlying the debenture: (i) receipt of any request for additional information by the SEC or any other federal or state governmental authority during the period of effectiveness of the registration statement for amendments or supplements to the registration statement or related prospectus; (ii) the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of any registration statement or the initiation of any proceedings for that purpose; (iii) receipt of any notification with respect to the suspension of the qualification or exemption from qualification of any of the common stock underlying the debenture for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the happening of any event that makes any statement made in such registration statement or related prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the registration statement, related prospectus or documents so that, in the case of a registration statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the related prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Company’s reasonable determination that a post-effective amendment to the registration statement would be appropriate, and the Company shall promptly make available such supplement or amendment.

Debenture Agreement

The debenture is a convertible debenture in the face amount of $822,500 with an interest rate of 12%. Dutchess may convert the debenture in whole or in part into our common stock at a fixed conversion rate of $0.09 per share. If Dutchess converts the entire face amount of the debenture, the actual number of shares that we would be required to issue is 9,138,889 shares. Dutchess may also convert accrued interest on the debenture into our common stock.

Until the registration statement covering the shares issuable under the debenture is declared effective, we are required to make cash payments on the debenture; the first two months consisting of interest-only payments. Beginning May 1, 2006, we will pay $90,156 per month to amortize the debenture. We expect to make these payments with proceeds from sales of our set-top boxes, SatMAX units and managed services, as well as from funds made available as a result of our continued efforts to reduce our expenses. In addition, we are currently negotiating the sale of a set-top box lease and an extended warranty agreement, the proceeds of which will be used to repay a portion of the debenture. There is no prepayment penalty. After the registration statement is declared effective, Dutchess may elect, at its option, to convert all or a portion of the debenture at the fixed conversion rate of $0.09 per share.

In no event is Dutchess entitled to convert an amount into a number of shares, and in no event can we issue a number of conversion shares, that, when added to the sum of the number of shares of then owned by Dutchess, would exceed 4.99% of the number of the then outstanding shares of our common stock.

We have agreed that if we obtain any financing from a third party other than Dutchess, any amounts in excess of $750,000 raised in such financing will be used to redeem the debenture. We have agreed not to enter into a merger or transfer all or substantially all of our assets to any person, unless such person assumes in writing our obligations under this debenture.

In the event of default, Dutchess may (i) elect to secure a portion of our assets as described in the Security Agreement, (ii) garnish our revenue in an amount that will make the amortization of the debenture, (iii) increase the face amount of the debenture by 10% as an initial penalty and for each event of default under this Agreement and (iv) elect to increase the face amount by 2.5% per month paid as a penalty for liquated damages.

On March 20, 2006, we and Dutchess agreed to amend the February 10, 2006 Debenture Agreement. The amendment removed a provision pursuant to which, in the event of default, Dutchess could elect to switch the conversion price of the debenture to a default conversion price equal to seventy percent (70%) of the lowest closing best bid price of the common stock during the 15 trading days prior to conversion.

Interest and Payments

We will pay 12% annual coupon on the unpaid face amount of the debenture. We are required to make payments as set forth in the table below.

	Principal Balance	Interest	Balance Due	Payment Due	Applied to Interest	Applied to Principal	Applied to Redemption
3/1/2006	$822,500.00	$ 8,151.12	$830,651.12	$ 8,151.12	$ 8,151.12	$ -	$ -
4/1/2006	$822,500.00	$ 8,151.12	$830,651.12	$ 8,151.12	$ 8,151.12	$ -	$ -
5/1/2006	$822,500.00	$ 8,151.12	$830,651.12	$ 90,156.19	$ 8,151.12	$ 65,604.06	$ 16,401.01
6/1/2006	$756,895.95	$ 7,500.97	$764,396.92	$ 90,156.19	$ 7,500.97	$ 66,124.17	$ 16,531.04
7/1/2006	$690,771.78	$ 6,845.67	$697,617.45	$ 90,156.19	$ 6,845.67	$ 66,648.42	$ 16,662.10
8/1/2006	$624,123.37	$ 6,185.17	$630,308.54	$ 90,156.19	$ 6,185.17	$ 67,176.81	$ 16,794.20
9/1/2006	$556,946.56	$ 5,519.44	$562,465.99	$ 90,156.19	$ 5,519.44	$ 67,709.40	$ 16,927.35
10/1/2006	$489,237.16	$ 4,848.43	$494,085.59	$ 90,156.19	$ 4,848.43	$ 68,246.21	$ 17,061.55
11/1/2006	$420,990.95	$ 4,172.09	$425,163.05	$ 90,156.19	$ 4,172.09	$ 68,787.28	$ 17,196.82
12/1/2006	$352,203.68	$ 3,490.40	$355,694.08	$ 90,156.19	$ 3,490.40	$ 69,332.63	$ 17,333.16
1/1/2007	$282,871.05	$ 2,803.30	$285,674.35	$ 90,156.19	$ 2,803.30	$ 69,882.31	$ 17,470.58
2/1/2007	$212,988.75	$ 2,110.76	$215,099.50	$ 90,156.19	$ 2,110.76	$ 70,436.35	$ 17,609.09
3/1/2007	$142,552.40	$ 1,412.72	$143,965.12	$ 90,156.19	$ 1,412.72	$ 70,994.78	$ 17,748.69
4/1/2007	$ 71,557.63	$ 709.15	$ 72,266.78	$ 90,156.19	$ 709.15	$ 71,557.63	$ 17,889.41
	$ 0.00

Subsequent to the date the registration statement is declared effective, Dutchess can either request a payment as set forth in the table above or elect to convert a portion of the debenture in an amount equal to the payment amount.

Security Agreement

The debenture is secured by all of our assets, excluding a certain lease agreement we have with a third party and the assets of our security monitoring subsidiary, D.S.S. Security, Inc. On February 28, 2006, substantially all of the assets of D.S.S. Security, Inc. were sold pursuant to an Asset Purchase Agreement entered into with Alarm Security Group LLC.

Debenture Registration Rights Agreement

Under this registration rights agreement, we agreed to register the common stock underlying the debenture. If the registration statement has not become effective by May 11, 2006, then we must pay Dutchess the sum of 2% of the face amount of the debenture as liquidated damages for each 10-day period until the registration statement is declared effective. We also agreed not to file any other registration statement registering other securities without Dutchess’s consent for 360 days after the debenture registration statement becomes effective. If we do file such a registration statement without Dutchess’s consent, we are required to pay Dutchess 2% of the face amount of the debenture. However, we are allowed to register shares issuable pursuant to a settlement agreement with The Tail Wind Fund Ltd., provided such registration statement is filed no earlier than May 2, 2006.

Warrant Agreement

We granted Dutchess a warrant to purchase up to 2,741,667 shares of our common stock. The warrant is immediately exercisable and expires in February 2011. The fixed exercise price is $0.09 per share. This agreement contemplates that shares will be issued with no legends.

Dutchess may exercise the warrant at any time by delivering to us a notice of its election to exercise all or a portion of the warrant. Dutchess may pay the exercise price by delivering immediately available funds to us. However, if after 12 months there is no effective registration statement registering the resale of the warrant shares, Dutchess may exercise the warrant by means of a “cashless exercise.” In such an event, we must issue to Dutchess the number of warrant shares determined as follows:

X = Y * (A-B) ÷ A

where:

X = the number of warrant shares to be issued to Dutchess.

Y = the number of warrant shares with respect to which the warrant is being exercised.

A = the average closing bid price of our common stock for the five trading days immediately prior to the date of exercise.

B = the exercise price.

Dutchess is limited in the amount of the warrant it may exercise. In no event is Dutchess entitled to exercise any amount of the warrant in excess of that amount upon exercise of which the sum of (1) the number of shares of common stock beneficially owned by Dutchess, and (2) the number of warrant shares issuable upon the exercise of any warrants then owned by Dutchess, would result in beneficial ownership by Dutchess of more than 9.9% of the outstanding shares of our common stock.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables present our selected consolidated financial information as of the end of the periods indicated. The selected consolidated financial information for, and as of the end of, each of the twelve months ended August 31, 2005, August 31, 2004, August 31, 2003, August 31, 2002 and August 31, 2001, are from our audited consolidated financial statements. The selected consolidated financial information is not necessarily indicative of the results that may be expected for any future period. The selected consolidated financial information should be read in conjunction with “Management’s Discussion and Analysis” and the historical and consolidated financial statements and notes incorporated by reference in this prospectus.

	Year Ended August 31,
Operating Data:	2005	2004	2003	2002	2001
Net Sales	$8,592	$12,490	$11,593	$29,817	$28,110
Operating Expenses	56,038	31,055	31,884	83,821	16,582
Operating Income (Loss)	(56,354)	(30,952)	(31,075)	(76,708)	(8,880)
Other Income (Expense), Net	(656)	(8,053)	(5,426)	(265)	2,348
Net Income (Loss)	$(57,010)	$(39,005)	$(36,501)	$(76,973)	$(6,532)

Earnings Per Share (Basic)	(0.24)	(0.21)	(0.38)	(1.20)	(0.13)

Statement of Cash Flows Data:
Cash Used by Operating Activities	$(11,827)	$(3,493)	$(6,085)	$(797)	$(699)
Cash Used by Investing Activities	$(611)	$(1,216)	$(1,276)	$(13,668)	$(9,721)
Cash Provided (Used) by Financing Activities	$14,407	$5,936	$6,912	$(2,342)	$(3,846)

Balance Sheet Data:
Total Assets	$41,913	$70,211	$77,366	$89,151	$170,021
Long-Term Debt	$—	$—	$—	$1,272	$2,136
Total Stockholders’ Equity	$23,104	$50,103	$58,336	$76,548	$148,482

SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

The information below is from unaudited consolidated financial statements.

	Quarter Ended
	Nov. 30	Feb. 28	May 31	Aug. 31
Year Ended August 31, 2006
Revenues	1,934	1,766
Cost of Goods Sold	1,417	1,544
Gross Profit	517	222
Operating Expenses	3,157	3,810
Net earnings (loss)	(2,634)	(4,072)
Basic loss per share	(0.01)	(0.01)
Diluted loss per share	(0.01)	(0.01)
Year Ended August 31, 2005
Revenues	1,528	2,683	2,976	1,405
Cost of Goods Sold	1,685	3,643	2,383	1,197
Gross Profit	(157)	(960)	593	208
Operating Expenses	4,342	7,928	5,573	38,195
Net earnings (loss)	(4,448)	(9,326)	(3,951)	(39,285)
Basic loss per share	(0.02)	(0.04)	(0.02)	(0.14)
Diluted loss per share	(0.02)	(0.04)	(0.02)	(0.14)
Year Ended August 31, 2004
Revenues	2,397	3,744	5,091	1,258
Cost of Goods Sold	1,295	3,099	4,867	3,126
Gross Profit	1,102	645	224	(1,868)
Operating Expenses	2,839	8,952	4,467	14,797
Net earnings (loss)	(8,461)	(9,398)	(4,373)	(16,773)
Basic loss per share	(0.05)	(0.05)	(0.02)	(0.09)
Diluted loss per share	(0.05)	(0.05)	(0.02)	(0.09)

USE OF PROCEEDS

We will pay for the cost of registering the shares of common stock in this offering. We will not receive any proceeds from the sale of the common stock by the selling shareholder, except for proceeds from Dutchess’s sale of stock in connection with the equity line of credit. We may also receive proceeds of up to $246,750 from the exercise of the warrants by the selling shareholder. We will use such proceeds for general corporate purposes and working capital in connection with operations.

We may receive up to the gross amount of $5,000,000 if we draw down the entire equity line of credit. To the extent that we draw down the equity line of credit, we will use such funds for general corporate purposes and working capital for the manufacture of our MediaPro set-top boxes and SatMAX products. We also intend to use the proceeds of the debenture for general corporate purposes and working capital in connection with operations.

MARKET PRICE INFORMATION AND DIVIDEND POLICY

Our common stock trades on the American Stock Exchange under the symbol EAG. The market for our common stock is highly volatile. The following table sets forth the high and low closing sales prices for our common stock for the last two fiscal years. The quotations reflect inter-dealer prices, without retail markups, markdowns, or commissions and may not represent actual transactions.

	Fiscal Year 2004 Quarter Ended				Fiscal Year 2005 Quarter Ended				Fiscal Year 2006 Quarter Ended
	Nov. 30	Feb. 29	May 31	Aug. 31	Nov. 30	Feb. 28	May 31	Aug. 31	Nov. 30	Feb. 28
High	1.77	2.05	1.55	1.19	0.90	0.82	0.40	0.30	0.18	0.14
Low	0.43	1.18	0.79	0.75	0.59	0.36	0.19	0.15	0.15	0.09

At February 13, 2006, there were 1,135 holders of record and approximately 35,000 beneficial owners of Eagle common stock. We have neither declared nor paid any cash dividends to date. We do not anticipate paying dividends in the foreseeable future until such time as the Company has sufficient cash flow from operations to justify payment of a dividend.

SELLING SHAREHOLDER

The following table sets forth the name of the selling shareholder, the number of shares of common stock offered by the selling shareholder, the number of shares of common stock to be owned by the selling shareholder if all shares were to be sold in this offering and the percentage of our common stock that will be owned by the selling shareholder if all shares are sold in this offering. The shares of common stock being offered hereby are being registered to permit public secondary trading and the selling shareholder may offer all, none or a portion of the shares for resale from time to time.

The selling shareholder, Dutchess Private Equities Fund, L.P., and any broker-dealers or agents that are involved in selling the shares, are underwriters within the meaning of the Securities Act for such sales. An underwriter is a person who has purchased shares from an issuer with a view towards distributing the shares to the public. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be considered to be underwriting commissions or discounts under the Securities Act.

Shareholder	Shares Beneficially Owned Before Offering (1)	Amount Offered	Shares Beneficially Owned After Offering	% Ownership After Offering
Dutchess Private Equities Fund, L.P. (2)	24,180,556	24,180,556	—	—

(1)  Includes 12,300,000 shares not yet beneficially owned that are the subject of our equity line of credit agreement with Dutchess. Includes 9,138,889 shares issuable if the debenture is converted. Includes 2,741,667 shares of common stock underlying warrants.

(2)  Douglas Leighton and Michael Novielli are managing members of Dutchess Capital Management, LLC which is the general partner of Dutchess Private Equities Fund, L.P.

To the best of our knowledge, the selling shareholder has no short positions in our common stock. To the best of our knowledge, the selling shareholder that is a beneficial owner of any of these shares is not a broker-dealer or an affiliate of a broker-dealer (a broker-dealer may be a record holder). Except for the financing agreements described herein, the selling shareholder has had no material relationship with us or any of our affiliates within the past three years, nor has any beneficial owner held any position or office with us.

PLAN OF DISTRIBUTION

The selling shareholder (of record ownership and of beneficial ownership) and any of their pledgees, assignees, and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholder is not required to sell any shares in this offering. There is no assurance that the selling shareholder will sell any or all of the common stock in this offering. The selling shareholder may use any one or more of the following methods when selling shares:

•	Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	Block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	Purchases by a broker-dealer as principal and resale by the broker-dealer for its own account;
•	An exchange distribution following the rules of the applicable exchange;
•	Privately negotiated transactions;
•	An agreement between a broker-dealer and a Selling Stockholder to sell a specified number of such shares at a stipulated price per share;
•	A combination of any such methods of sale;
•	Any other lawful method.

The selling shareholder may also engage in:

•	Buying puts, which is a contract whereby the person buying the contract may sell shares at a specified price by a specified date;
•	Selling calls, which is a contract giving the person buying the contract the right to buy shares at a specified price by a specified date;
•	Selling under Rule 144 under the Securities Act, if available, rather than under this prospectus;
•	Other transactions in our securities or in derivatives of our securities and the subsequent sale or delivery of shares by the stock holder;
•
Pledging shares to their brokers under the margin provisions of customer agreements. If a Selling Stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

Broker-dealers engaged by the selling shareholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholder in amounts to be negotiated. If any broker-dealer acts as agent for the purchaser of shares, the broker-dealer may receive commissions from the purchaser in amounts to be negotiated. We do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

We are required to pay all fees and expenses incident to the registration of the shares in this offering. However, we will not pay any commissions or any other fees in connection with the resale of the common stock in this offering.

If we are notified by the selling shareholder that they have a material arrangement with a broker-dealer for the resale of the common stock, then we would be required to amend the registration statement of which this prospectus is a part, and file a prospectus supplement to describe the agreements between the selling shareholder and the broker-dealer.

We have retained the services of Instream Partners LLC to be our placement agent in connection with the equity line of credit. Instream Partners LLC is a member of the NASD. We will pay $5,000 to Instream Partners LLC for this service. The placement agent provides consulting services to us with respect to the Dutchess Investment Agreement. The placement agent is available to us for consultation in connection with financings to be requested by us pursuant to the Dutchess Investment Agreement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the following documents we filed with the SEC:

•	Our Annual Report on Form 10-K for the year ended August 31, 2005, filed on November 29, 2005.
•	Amendment No. 1 to our Annual Report on Form 10-K for the year ended August 31, 2005, filed on December 19, 2005.
•	Our Quarterly Reports on Form 10-Q for the quarter ended November 30, 2005, filed on January 9, 2006, and for the quarter ended February 28, 2006, filed on April 12, 2006.
•	Our Current Reports on Form 8-K filed on September 15, October 18, October 20, November 30 and December 2, 2005, January 11, February 10, February 16, March 3, March 27, April 18, and April 19, 2006.
•	Description of our common stock contained in our registration statement on Form S-1/A, file no. 333-127895, filed on December 2, 2005.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus but not delivered with the prospectus, at no cost. Any such request may be made either orally or in writing to the following telephone number or address:

Investor Relations
Eagle Broadband, Inc.
101 Courageous Drive
League City, Texas 77573
(281) 538-6000

All of the documents that have been incorporated by reference in this prospectus may be accessed via the Internet at www.eaglebroadband.com.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the Security and Exchange Commission’s (“SEC”) public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.

DISCLOSURE OF SEC POSITION
ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Articles of Incorporation provide our directors with protection for breaches of their fiduciary duties to us or our shareholders. In addition, we have entered into indemnification agreements with our directors and officers that would indemnify them against liability arising under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons as provided in the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended August 31, 2005,have been so incorporated in reliance on the report of Lopez, Blevins, Bork & Associates, LLP, an independent registered public accounting firm, given upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the issuance of the securities being offered hereby has been passed upon for us by Chamberlain, Hrdlicka, White, Williams & Martin, P.C., Houston, Texas.

CHANGE OF ACCOUNTANTS

In August 2004, we engaged Lopez, Blevins, Bork & Associates, LLP (“Lopez & Associates”), as our independent auditors for the fiscal year ended August 31, 2004. Mr. Lopez was previously the audit partner primarily responsible for auditing our company when he was employed with Malone & Bailey, P.C. (“Malone & Bailey”). Mr. Lopez resigned from Malone & Bailey in August 2004 and formed his new accounting firm, Lopez & Associates.

The Audit Committee selected Lopez & Associates as our independent auditors for the fiscal year ended August 31, 2005, and this selection was ratified by the shareholders on October 18, 2005.

Malone & Bailey’s report dated December 5, 2003, except as to Note 2 on which date is July 27, 2004, on the Company’s balance sheet as of August 31, 2003, and the related statement of operations, shareholders’ equity, and cash flows for the year ended, did not contain an adverse opinion or disclaimer of opinion, or qualification or modification as to uncertainty, audit scope, or accounting principles. In connection with the audit of the Company’s financial statements, and in the subsequent interim period, there were no disagreements with Malone & Bailey on any matter of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Malone & Bailey would have caused Malone & Bailey to make reference to the matter in their report.

During the year ended August 31, 2003, and subsequent to August 31, 2003, through August 23, 2004, neither the Company nor anyone on its behalf consulted with Lopez & Associates regarding either the application of accounting principals to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered in the Company’s financial statement, nor had Lopez & Associates provided the Company a written report or oral advise regarding such principles or audit opinion or any matter that was the subject of a disagreement or reportable event set forth in Item 304(a)(iv) and (v), respectively, of Regulation S-K with Malone & Bailey.

Up To
24,180,556
Shares Common Stock

EAGLE BROADBAND, INC.

Prospectus

April ___, 2006

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth an itemized statement of all estimated expenses in connection with the issuance and distribution of the securities being registered:

SEC registration fee	$ 232.86
Legal fees and expenses	5,000.00
Placement agent fee	5,000.00
Transfer agent and registrar fees and expenses	1,000.00
Miscellaneous	1,000.00
Total	$12,232.86

The amounts set forth above, except for the SEC registration fee, are in each case estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our Articles of Incorporation provide that: “No director of the Corporation shall be liable to the Corporation or its shareholders or members for monetary damages for any act or omission in such director’s capacity as a director, except for (i) a breach of such director’s duty of loyalty to the Corporation or its shareholders or members; (ii) an act or omission not in good faith that constitutes a breach of duty of the director to the Corporation, or an act or omission that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office; or (iv) an act or omission for which the liability of a director is expressly provided by an applicable statute.”

Our Articles further provide that: “The Corporation shall indemnify all current and former directors and officers of the Corporation to the fullest extent of the applicable law, including, without limitation, Article 2.02-1 of the Texas Business Corporation Act.” The Texas Business Corporation Act generally provides that a director may not be indemnified in respect of a proceeding (1) in which the person is found liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the person’s official capacity; or (2) in which the person is found liable to the corporation.

Section 10.2 of our Bylaws provide that “The Company shall indemnify every Indemnitee [which includes officers and directors] against all judgments, penalties (including excise and similar taxes), fines, amounts paid in settlement and reasonable expenses actually incurred by the Indemnitee in connection with any Proceeding in which he was, is or is threatened to be named defendant or respondent, or in which he was or is a witness without being named a defendant or respondent, by reason, in whole or in part, of his serving or having served, or having been nominated or designated to serve, in any of the capacities referred to in Section 10.1, if it is determined in accordance with Section 10.4 that the Indemnitee (a) conducted himself in good faith, (b) reasonably believed, in the case of conduct in his Official Capacity, that his conduct was in the Company’s best interests and, in all other cases, that his conduct was at least not opposed to the Company’s best interests, and (c) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful; provided, however, that in the event that an Indemnitee is found liable to the Company or is found liable on the basis that personal benefit was improperly received by the Indemnitee the indemnification (i) is limited to reasonable expenses actually incurred by the Indemnitee in connection with the Proceeding and (ii) shall not be made in respect of any Proceeding in which the Indemnitee shall have been found liable for willful or intentional misconduct in the performance of his duty to the Company. Except as provided in the immediately preceding proviso to the first sentence of this Section 10.2, no indemnification shall be made under this Section 10.2 in respect of any Proceeding in which such Indemnitee shall have been (x) found liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the Indemnitee’s Official Capacity, or (y) found liable to the Company. The termination of any Proceeding by judgment, order, settlement or conviction, or on a plea of nolo contendere or its equivalent, is not of itself determinative that the Indemnitee did not meet the requirements set forth in clauses (a), (b) or (c) in the first sentence of this Section 10.2. An Indemnitee shall be deemed to have been found liable in respect of any claim, issue or matter only after the Indemnitee shall have been so adjudged by a court of competent jurisdiction after exhaustion of all appeals therefrom. Reasonable expenses shall, include, without limitation, all court costs and all fees and disbursements of attorneys for the Indemnitee. The indemnification provided herein shall be applicable whether or not negligence or gross negligence of the Indemnitee is alleged or proven.” Section 10.4 referred to above provides that: “Any indemnification under Section 10.2 (unless ordered by a court of competent jurisdiction) shall be made by the Company only upon a determination that indemnification of the Indemnitee is proper in the circumstances because he has met the applicable standard of conduct. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of Directors who, at the time of such vote, are not named defendants or respondents in the Proceeding; (b) if such a quorum cannot be obtained, then by a majority vote of a committee of the Board of Directors, duly designated to act in the matter by a majority vote of all Directors (in which designated Directors who are named defendants or respondents in the Proceeding may participate), such committee to consist solely of two (2) or more Directors who, at the time of the committee vote, are not named defendants or respondents in the Proceeding; (c) by special legal counsel selected by the Board of Directors or a committee thereof by vote as set forth in clauses (a) or (b) of this Section 10.4 or, if the requisite quorum of all of the Directors cannot be obtained therefor and such committee cannot be established, by a majority vote of all of the Directors (in which Directors who are named defendants or respondents in the Proceeding may participate); or (d) by the shareholders in a vote that excludes the shares held by Directors that are named defendants or respondents in the Proceeding. Determination as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible, except that if the determination that indemnification is permissible is made by special legal counsel, determination as to reasonableness of expenses must be made in the manner specified in clause (c) of the preceding sentence for the selection of special legal counsel. In the event a determination is made under this Section 10.4 that the Indemnitee has met the applicable standard of conduct as to some matters but not as to others, amounts to be indemnified may be reasonably prorated.”

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

In August 2005, the Company entered into a purchase agreement with certain accredited investors for the sale of 30,000,000 shares of its common stock, pursuant to Regulation D of the Securities Act of 1933, at a price per share of $0.135, for total gross proceeds of $4,050,000. The Company paid a placement agent a cash commission of 7% of the gross dollar proceeds of the sale of the 30,000,000 shares, and agreed to issue such agent a five-year warrant to purchase 843,750 shares of Company common stock at an exercise price per share of $0.24 per share, expiring on August 31, 2010.

In August 2005, the Company issued 1,157,895 shares of common stock to John McCaleb pursuant to a settlement agreement to resolve a litigation claim in the amount of $220,000. The issuance of these shares was exempt from registration pursuant to Section 3(a)(10) of the Securities Act. No sales commissions were paid.

In June 2005, the Company issued 7,954,085 shares of common stock to a former executive officer and director, David Weisman, and three non-executive officers, Billie Mize, John Nagel and Jon Hayden, to satisfy obligations in the aggregate amount of $2,086,251 for contingent guaranty obligations with respect to unexercised options and notes held by these individuals. This issuance of these shares is exempt from registration under Section 3(a)(9) of the Securities Act. No sales commissions were paid.

In April 2005, the Company entered into a confidential settlement agreement with Palisades Master Fund L.P. pursuant to which the Company issued 1,500,000 shares of its common stock in settlement of a lawsuit filed in November 2004 by Palisades Master Fund L.P. The issuance was exempt from registration pursuant to Section 3(a)(10) of the Securities Act. There was no underwriter employed and no sales commissions were paid in connection with the sales and issuances of the unregistered securities in the transaction set forth above.

        In December 2004, the Company issued 10 million shares to Jango Capital, LLC to resolve a debt of $6,190,760. No sales commission was paid. This transaction was completed pursuant to Regulation D of the Securities Act.

In October 2004, 6,983,806 shares of common stock were issued upon conversion of $2,500,000 of debt. The original issuance of debt, as well as the issuance of the shares of debt, was pursuant to Section 4(2) of the Securities Act. No sales commissions were paid.

In June 2004, the Company entered into a securities purchase agreement with four accredited investors, pursuant to which the Company sold notes in an aggregate principal amount of $4,880,400, maturing in June 2007, and initially convertible into an aggregate of 5,360,088 shares of Company common stock. Additionally, the Company issued five year warrants to each of the four accredited investors to purchase an aggregate of 1,340,022 shares of common stock at an exercise price of $1.265 per share. This transaction was completed pursuant to Regulation D of the Securities Act. A commission in the amount of $150,000 was paid on this transaction. With respect to the issuance, the Company determined that the purchasers were “accredited investors” as defined in Rule 501(a) under the Securities Act.

In October 2003, 4,756,249 shares were issued to the sole shareholder of D.S.S. Security, Inc., in satisfaction of an obligation of approximately $2.2 million in connection with the Company’s acquisition of all of the shares of D.S.S. Security, Inc. Such issuance was pursuant to Section 4(2) of the Securities Act. No sales commissions were paid.

In October 2003, the Company issued to two accredited investors promissory notes and preferred stock convertible into 29,500,000 shares of common stock for $3,000,000. There was no commission paid. This transaction was completed pursuant to Regulation D of the Securities Act.

In September 2003, the Company established a line of credit with a financial institution. The Company cancelled the agreement, and 840,425 shares of common stock were issued pursuant to the cancellation. This transaction was completed pursuant to Section 4(2) of the Securities Act. No sales commissions were paid.

In September 2003, the Company issued 2,490,466 shares of common stock to satisfy Company debts owed to various third parties in the aggregate amount of $328,650. This transaction was completed pursuant to Section 4(2) of the Securities Act. No sales commissions were paid.

In August 2003, the Company offered $7,000,000 in convertible debt, convertible into 31,620,049 shares, to a limited number of accredited investors pursuant to Regulation D of the Securities Act. The Company received proceeds of $2,866,000 from the sale of such bonds.

In July 2003, 6,885,203 shares were issued upon conversion of $1,846,541 of debt. Such issuance was pursuant to Section 4(2) of the Securities Act. No sales commissions were paid.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) The following is a list of exhibits filed as part of this registration statement:
EXHIBIT INDEX

Exhibit Number	Description

3.1	Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.1 of Form S-1/A, file no. 333-127895, filed December 2, 2005).

3.2	Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.2 of Form 10-KSB for the fiscal year ended August 31, 2001, filed November 16, 2001).

4.1
Purchase Agreement by and between Eagle Broadband, Inc. and Investors dated October 2, 2003, including registration rights and security agreement attached as an exhibit thereto (Incorporated by reference to Exhibit 10.1 of Form S-3, file no. 333-109481, filed October 3, 2003).

4.2	Q-Series Bond Agreement (Incorporated by reference to Exhibit 10.3 of Form S-3, file no. 333-106074, filed June 12, 2003).

4.3	Addendum to Q-Series Bond Agreement (Incorporated by reference to Exhibit 10.4 of Form S-3, file no. 333-106074, filed June 12, 2003).

4.4	Form of Subscription Agreement for Q Series Bond, between Eagle Broadband and certain investors (Incorporated by reference to Exhibit 10.5 of Form S-3, file no. 333- 106074, filed June 12, 2003).

5.1*	Opinion of Chamberlain, Hrdlicka, White, Williams & Martin, P.C.

10.1
Securities Purchase Agreement between Eagle Broadband, Inc., and the Purchasers identified on the signature pages thereto, dated August 2005 (Incorporated by reference to Exhibit 10.1 of Form 8-K, filed August 18, 2005).

10.2
Registration Rights Agreement between Eagle Broadband, Inc., and the Purchasers identified on the signature pages thereto (Incorporated by reference to Exhibit 10.2 of Form 8-K, filed August 18, 2005).

10.3
Securities Purchase Agreement between Eagle Broadband, Inc., and the Purchasers identified on the signature pages thereto (Incorporated by reference to Exhibit 10.1 of Form 8-K, filed February 18, 2005).

10.4	1996 Incentive Stock Option Plan (Incorporated by reference to Exhibit 10.1 of Form S-8, file no. 333-72645, filed February 19, 1999).

10.5	2002 Stock Incentive Plan (Incorporated by reference to Exhibit 10.1 of Form S-8, file no. 333-97901, filed August 9, 2002).

10.6	Amendment to the 2002 Stock Incentive Plan (Incorporated by reference to Exhibit 10.2 of Form S-8, file no. 333-102506, filed January 14, 2003).

10.7	2003 Stock Incentive and Compensation Plan (Incorporated by reference to Exhibit 10.1 of Form S-8, file no. 333-103829, filed March 14, 2003).

10.8	Amendment to the 2003 Stock Incentive and Compensation Plan (Incorporated by reference to Exhibit 10.2 of Form S-8, file no. 333-105074, filed May 8, 2003).

10.9	Amendment No. 2 to the 2003 Stock Incentive and Compensation Plan (Incorporated by reference to Exhibit 10.2 of Form S-8, file no. 333-109339, filed October 1, 2003).

10.10	2004 Stock Incentive Plan (Incorporated by reference to Exhibit 10.1 of Form S-8, file no. 333-110309, filed November 6, 2003).

10.11	June 2004 Compensatory Stock Option Plan (Incorporated by reference to Exhibit 10.1 of Form S-8, file no. 333-117690, filed July 27, 2004).

10.12	2005 Employee Stock Option Plan (Incorporated by reference to Exhibit 10.10 of Form S-1/A, file no. 333-127895, filed October 28, 2005).

10.13	Amended 2005 Employee Stock Option Plan (Incorporated by reference to Exhibit 10.1 of Post-Effective Amendment No. 1 to Form S-8, file no. 333-130108, filed February 16, 2006).

10.14*	Employment Resignation Agreement and Release dated January 3, 2006, between Eagle Broadband, Inc. and Eric Blachno.

10.15	Amended and Restated Employment Agreement between Eagle Broadband, Inc. and David Micek (Incorporated by reference to Exhibit 10.12 of Form S-1/A, file no. 333-127895, filed October 28, 2005).

10.16*	Employment Agreement dated July 21, 2004, between Eagle Broadband, Inc. and Richard Sanger, Jr.

10.17*	Settlement Agreement dated February 15, 2006, between Eagle Broadband, Inc., Link-Two Communications, Inc. and The Tail Wind Fund Ltd.

10.18*	Investment Agreement dated March 20, 2006, between Eagle Broadband, Inc. and Dutchess Private Equities Fund, L.P.

10.19*	Registration Rights Agreement dated March 20, 2006, between Eagle Broadband, Inc. and Dutchess Private Equities Fund, L.P.

10.20*	Subscription Agreement dated February 10, 2006, between Eagle Broadband, Inc. and Dutchess Private Equities Fund, L.P.

10.21*	Debenture Agreement dated March 20, 2006, between Eagle Broadband, Inc. and Dutchess Private Equities Fund, L.P.

10.22*	Debenture Registration Rights Agreement dated February 10, 2006, between Eagle Broadband, Inc. and Dutchess Private Equities Fund, L.P.

10.23*	Security Agreement dated February 10, 2006, between Eagle Broadband, Inc. and Dutchess Private Equities Fund, L.P.

10.24*	Warrant Agreement dated February 10, 2006, between Eagle Broadband, Inc. and Dutchess Private Equities Fund, L.P.

21.1	List of Subsidiaries (Incorporated by reference to Exhibit 21.1 of Form S-1/A, file no. 333-127895, filed October 28, 2005).

23.1	Consent of Lopez, Blevins, Bork and Associates, LLP

23.2	Consent of Chamberlain, Hrdlicka, White, Williams & Martin, P.C. (included in Exhibit 5.1)

* Previously filed

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the 1933 Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; provided, however, that notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(b) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any additional or changed material information with respect to the plan of distribution or any material change to such information in the registration statement;

(c) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(d) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(e) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in League City, Texas, on April 19, 2006.

Eagle Broadband, Inc.

By:  /s/ DAVID MICEK
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ DAVID MICEK	President, Chief Executive Officer and Director	April 19, 2006
David Micek	(Principal Executive Officer)

/s/ JULIET MARKOVICH	Corporate Controller and Principal Accounting Officer	April 19, 2006
Juliet Markovich	(Principal Accounting and Financial Officer)

/s/ ROBERT BACH	Director	April 19, 2006
Robert Bach

/s/ H. DEAN CUBLEY	Director	April 19, 2006
H. Dean Cubley

/s/ GLENN A. GOERKE	Director	April 19, 2006
Glenn A. Goerke

/s/ C. J. REINHARTSEN	Director	April 19, 2006
C. J. Reinhartsen

/s/ LORNE E. PERSONS, JR.	Director	April 19, 2006
Lorne E. Persons, Jr.

/s/ JAMES D. YARBROUGH	Director	April 19, 2006
James D. Yarbrough

EXHIBIT INDEX

Exhibit Number	Description

3.1	Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.1 of Form S-1/A, file no. 333-127895, filed December 2, 2005).

3.2	Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.2 of Form 10-KSB for the fiscal year ended August 31, 2001, filed November 16, 2001).

4.1
Purchase Agreement by and between Eagle Broadband, Inc. and Investors dated October 2, 2003, including registration rights and security agreement attached as an exhibit thereto (Incorporated by reference to Exhibit 10.1 of Form S-3, file no. 333-109481, filed October 3, 2003).

4.2	Q-Series Bond Agreement (Incorporated by reference to Exhibit 10.3 of Form S-3, file no. 333-106074, filed June 12, 2003).

4.3	Addendum to Q-Series Bond Agreement (Incorporated by reference to Exhibit 10.4 of Form S-3, file no. 333-106074, filed June 12, 2003).

4.4	Form of Subscription Agreement for Q Series Bond, between Eagle Broadband and certain investors (Incorporated by reference to Exhibit 10.5 of Form S-3, file no. 333- 106074, filed June 12, 2003).

5.1*	Opinion of Chamberlain, Hrdlicka, White, Williams & Martin, P.C.

10.1
Securities Purchase Agreement between Eagle Broadband, Inc., and the Purchasers identified on the signature pages thereto, dated August 2005 (Incorporated by reference to Exhibit 10.1 of Form 8-K, filed August 18, 2005).

10.2
Registration Rights Agreement between Eagle Broadband, Inc., and the Purchasers identified on the signature pages thereto (Incorporated by reference to Exhibit 10.2 of Form 8-K, filed August 18, 2005).

10.3
Securities Purchase Agreement between Eagle Broadband, Inc., and the Purchasers identified on the signature pages thereto (Incorporated by reference to Exhibit 10.1 of Form 8-K, filed February 18, 2005).

10.4	1996 Incentive Stock Option Plan (Incorporated by reference to Exhibit 10.1 of Form S-8, file no. 333-72645, filed February 19, 1999).

10.5	2002 Stock Incentive Plan (Incorporated by reference to Exhibit 10.1 of Form S-8, file no. 333-97901, filed August 9, 2002).

10.6	Amendment to the 2002 Stock Incentive Plan (Incorporated by reference to Exhibit 10.2 of Form S-8, file no. 333-102506, filed January 14, 2003).

10.7	2003 Stock Incentive and Compensation Plan (Incorporated by reference to Exhibit 10.1 of Form S-8, file no. 333-103829, filed March 14, 2003).

10.8	Amendment to the 2003 Stock Incentive and Compensation Plan (Incorporated by reference to Exhibit 10.2 of Form S-8, file no. 333-105074, filed May 8, 2003).

10.9	Amendment No. 2 to the 2003 Stock Incentive and Compensation Plan (Incorporated by reference to Exhibit 10.2 of Form S-8, file no. 333-109339, filed October 1, 2003).

10.10	2004 Stock Incentive Plan (Incorporated by reference to Exhibit 10.1 of Form S-8, file no. 333-110309, filed November 6, 2003).

10.11	June 2004 Compensatory Stock Option Plan (Incorporated by reference to Exhibit 10.1 of Form S-8, file no. 333-117690, filed July 27, 2004).

10.12	2005 Employee Stock Option Plan (Incorporated by reference to Exhibit 10.10 of Form S-1/A, file no. 333-127895, filed October 28, 2005).

10.13	Amended 2005 Employee Stock Option Plan (Incorporated by reference to Exhibit 10.1 of Post-Effective Amendment No. 1 to Form S-8, file no. 333-130108, filed February 16, 2006).

10.14*	Employment Resignation Agreement and Release dated January 3, 2006, between Eagle Broadband, Inc. and Eric Blachno.

10.15	Amended and Restated Employment Agreement between Eagle Broadband, Inc. and David Micek (Incorporated by reference to Exhibit 10.12 of Form S-1/A, file no. 333-127895, filed October 28, 2005).

10.16*	Employment Agreement dated July 21, 2004, between Eagle Broadband, Inc. and Richard Sanger, Jr.

10.17*	Settlement Agreement dated February 15, 2006, between Eagle Broadband, Inc., Link-Two Communications, Inc. and The Tail Wind Fund Ltd.

10.18*	Investment Agreement dated March 20, 2006, between Eagle Broadband, Inc. and Dutchess Private Equities Fund, L.P.

10.19*	Registration Rights Agreement dated March 20, 2006, between Eagle Broadband, Inc. and Dutchess Private Equities Fund, L.P.

10.20*	Subscription Agreement dated February 10, 2006, between Eagle Broadband, Inc. and Dutchess Private Equities Fund, L.P.

10.21*	Debenture Agreement dated March 20, 2006, between Eagle Broadband, Inc. and Dutchess Private Equities Fund, L.P.

10.22*	Debenture Registration Rights Agreement dated February 10, 2006, between Eagle Broadband, Inc. and Dutchess Private Equities Fund, L.P.

10.23*	Security Agreement dated February 10, 2006, between Eagle Broadband, Inc. and Dutchess Private Equities Fund, L.P.

10.24*	Warrant Agreement dated February 10, 2006, between Eagle Broadband, Inc. and Dutchess Private Equities Fund, L.P.

21.1	List of Subsidiaries (Incorporated by reference to Exhibit 21.1 of Form S-1/A, file no. 333-127895, filed October 28, 2005).

23.1	Consent of Lopez, Blevins, Bork and Associates, LLP

23.2	Consent of Chamberlain, Hrdlicka, White, Williams & Martin, P.C. (included in Exhibit 5.1)

* Previously filed